# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CHIMERA INVESTMENT CORP, CIK 0001409493
CUSIP: 16934q208
Title of class of securities: Common
Address of issuer's principal executive offices: 520 Madison Ave, 32nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001145020

## Reporting persons
- THORNBURG INVESTMENT MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 4,952,655; shared voting power 0; sole dispositive power 4,952,655; shared dispositive power 0; aggregate amount beneficially owned 4,952,655 (6.12% of the class)

## Item 1. Issuer
Name of issuer: CHIMERA INVESTMENT CORP
Address of issuer's principal executive offices: 520 Madison Ave, 32nd Floor, New York, New York, 10022

## Item 2. Person Filing
Name of person filing: THORNBURG INVESTMENT MANAGEMENT, INC
Address of principal business office or, if none, residence: 2300 North Ridgetop Road, Santa Fe, NM, 87506
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,952,655
Percent of class: 6.12
Sole power to vote or to direct the vote: 4,952,655
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,952,655
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to - is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- THORNBURG INVESTMENT MANAGEMENT INC: /s/ Ronald Olexsak, Ronald Olexsak - Senior Compliance Officer (02/06/2025)